As filed with the Securities and Exchange Commission on November 12, 2015	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
_______________

VALE S.A.
(Exact name of issuer of deposited securities as specified in its charter)
_______________

[N/A]
(Translation of issuer’s name into English)
_______________

Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)
_____________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
_______________

399 Park Avenue
New York, New York 10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_______________

Vale Americas Inc.
250 Pehle Avenue, Suite 302
Saddle Brook, New Jersey 07663
Telephone (201) 310-0173
 (Address, including zip code, and telephone number, including area code, of agent for service)
_____________________________

Copies to:
Nicolas Grabar, Esq. Cleary Gottlieb Steen & Hamilton LLP 1 Liberty Plaza New York, New York 10006 (212) 225-2414	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301
_____________________________

is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐
_____________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one (1) common share, without par value, of Vale S.A.	2,500,000,000 American Depositary Shares	$5.00	$125,000,000.00	$12,587.50

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Common Shares Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (8), (10) and (11).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.		Fees and charges, which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

(a) The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a) Form of Amended and Restated Common Shares Deposit Agreement, by and among Vale S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — Filed herewith as Exhibit (d).

(e) Certificate under Rule 466.  — None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.  — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Common Shares Deposit Agreement, by and among Vale S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of November, 2015.

Legal entity to be created by the Amended and Restated Common Shares Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) common share, without par value, of Vale S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Vale S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Rio de Janeiro, Brazil, on November 12, 2015.

VALE S.A.

By:	/s/ Murilo Pinto de Oliveira Ferreira
Name: Murilo Pinto de Oliveira Ferreira
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Murilo Pinto de Oliveira Ferreira and Luciano Siani Pires, each of them, his or her true and lawful attorney-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 12, 2015.

Signature	Title

/s/ Murilo Pinto de Oliveira Ferreira	Chief Executive Officer
Murilo Pinto de Oliveira Ferreira

/s/ Luciano Siani Pires	Chief Financial Officer
Luciano Siani Pires

/s/ Dan Antonio Marinho Conrado	Chairman of the Board of Directors
Dan Antonio Marinho Conrado

/s/ Sérgio Alexandre Figueiredo Clemente	Vice-Chairman of the Board of Directors
Sérgio Alexandre Figueiredo Clemente

/s/ Marcel Juviniano Barros	Director
Marcel Juviniano Barros

/s/ Gueitiro Matsuo Genso	Director
Gueitiro Matsuo Genso

/s/ Tarcísio José Massote de Godoy	Director
Tarcísio José Massote de Godoy

Signature	Title

/s/ Fernando Jorge Buso Gomes	Director
Fernando Jorge Buso Gomes

Director
Oscar Augusto de Camargo Filho

Director
Luciano Galvão Coutinho

Director
Hiroyuki Kato

/s/ Alberto Ribeiro Guth	Director
Alberto Ribeiro Guth

Director
Lucio Azevedo

Vale Americas Inc.		Authorized Representative of Vale S.A. in the United States
By:	/s/ Paul Houston
Name: Paul Houston
Title: President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Amended and Restated Common Shares Deposit Agreement

(d)	Opinion of counsel to the Depositary